Exhibit 21

SUBSIDIARIES OF REGISTRANT

Domestic Subsidiaries	State of Incorporation

InfoLogix Systems Corporation	Delaware

Embedded Technologies, LLC	Delaware

OPT Acquisition LLC	Delaware

InfoLogix — DDMS, Inc.	Delaware